August 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Frank Pigott and Asia Timmons-Pierce

Re:	Gevo, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-225340)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Gevo, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-225340), together with all exhibits thereto (collectively, the “Form S-1”). The Form S-1 was filed on June 1, 2018.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Company confirms that the Form S-1 has not been declared effective and no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein. Therefore, the withdrawal of the Form S-1 is consistent with the public interest and the protection of investors, as contemplated by Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

Please send copies of the written order granting withdrawal of the Form S-1 to the undersigned at Gevo, Inc., 345 Inverness Drive South, Building C, Suite 310, Englewood, Colorado 80112, with a copy to the Company’s counsel, Perkins Coie LLP, 1900 Sixteenth Street, Suite 1400, Denver, Colorado 80202, Attention: Jason Day.

If you have any questions or require any further information, please contact Jason Day of Perkins Coie LLP, counsel to the Company, at (303) 291-2362.

Respectfully submitted, Gevo, Inc.

By:	/s/ Patrick R. Gruber
Name:	Patrick R. Gruber
Title:	Chief Executive Officer

cc:	Geoffrey T. Williams, Jr., Gevo, Inc. Jason Day, Perkins Coie LLP Ned A. Prusse, Perkins Coie LLP